UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38245

Xiaobai Maimai Inc.

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to Material Definitive Agreement

Amendment to SPA

As previously disclosed, on August 9, 2021, Xiaobai Maimai Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 6,340,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $3.00 at a price of $1.58 per Unit, for an aggregate purchase price of approximately $10.02 million (the “Offering”).

Due to a clerical error in the SPA, the number of Shares to be included in each Unit was stated as one instead of three. As a result, on September 8, 2021, the Company and the Purchasers entered into a written amendment to the SPA (the “Amendment”) to correct the foregoing error. Except as expressly set forth above, the SPA shall remain unchanged and in full force and effect.

A copy of the Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Amendment is subject to, and qualified in its entirety by, such document.

Exhibit No.	Description

99.1	Form of Amendment to the Securities Purchase Agreement by and among the Company and the Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xiaobai Maimai Inc.

	By:	/s/ Zhang Rui (Kerrie)
Name: Zhang Rui (Kerrie) Title: Chief Financial Officer
Date: September 13, 2021